# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stagwell Inc, CIK 0000876883
CUSIP: 85256A109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, FLOOR 65, ONE WORLD TRADE CENTER, FLOOR 65, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 04/04/2025
Amends the filing with accession number 0001437749-19-005624
Filed by CIK 0001771444
Persons authorized to receive notices and communications: Mark J. Penn, c/o The Stagwell Group LLC, 1808 I Street, NW, 6th Floor, Washington, District Of Columbia (DC), 20006, (917) 765-2638

## Reporting persons
- Penn Mark Jeffery (CIK 0001771735): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,802,322; shared voting power 29,107,707; sole dispositive power 8,802,322; shared dispositive power 29,107,707; aggregate amount beneficially owned 37,910,029 (14.3% of the class)
- Stagwell Agency Holdings LLC (CIK 0001771728): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stagwell Group LLC (CIK 0001771444): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,107,707; sole dispositive power 0; shared dispositive power 29,107,707; aggregate amount beneficially owned 29,107,707 (11% of the class)
- Stagwell Media LP (CIK 0001876672): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Stagwell Inc
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, FLOOR 65, ONE WORLD TRADE CENTER, FLOOR 65, NEW YORK, New York (NY), 10007

## Item 2. Identity and Background
Name of person filing: This Amendment No. 15 is being filed by the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The disclosure set forth under Item 4 of this Amendment No. 14 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 2, 2025, Stagwell Media exchanged of all of its 151,648,741 shares of Class C Common Stock, par value $0.00001 per share, of the Issuer ("Class C Common Stock"), together with all of its corresponding economic interests in Stagwell Global LLC, the Issuer's operating subsidiary, for an equal number of shares of Class A Common Stock (the "Exchange").

On April 4, 2025, Stagwell Media issued instructions to its transfer agent to distribute such shares of Class A Common Stock to its limited partners, Mark Penn, Stagwell Group and a third party, in accordance with its organizational documents (the "Distribution"). The Distribution was completed on April 8, 2025.

Stagwell Group intends to further distribute the shares of Class A Common Stock it received in the Distribution to its members in accordance with its organizational documents.

After giving effect to the Exchange, Stagwell Media beneficially owns zero shares of Class C Common Stock. After giving effect to the Distribution, Stagwell Media beneficially owns zero shares of Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Subparts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of shares of Class A Common Stock beneficially owned assume a total of 265,743,768 issued and outstanding shares of Class A Common Stock as of the date hereof.

After giving effect to the Exchange, Stagwell Media beneficially owns zero shares of Class C Common Stock. After giving effect to the Distribution, Stagwell Media beneficially owns zero shares of Class A Common Stock.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 15 and are incorporated herein by reference.

As of the date hereof, Stagwell Agency Holdings LLC directly holds no shares of Class A Common Stock.

As of the date hereof, Stagwell Group directly holds 29,107,707 shares of Class A Common Stock, of which 28,977,707 were distributed to Stagwell Group in the Distribution.

As of the date hereof, Mark J. Penn directly holds 8,802,322 shares of Class A Common Stock, of which (i) 6,626,401 were distributed to Mr. Penn in the Distribution and (ii) 640,988 are unvested shares of restricted stock that are not scheduled to vest until March 1, 2026, subject to achievement of financial performance targets and continued employment. In addition, as of the date hereof, Mr. Penn directly holds (A) 191,733 restricted stock units that are not scheduled to vest until March 7, 2026, subject to continued employment (B) 1,500,000 SARs granted on December 14, 2021 with a base price of $8.27 per share, all of which are vested and exercisable as of the date hereof, and (C) 225,000 SARs granted on March 1, 2023 with a base price of $6.79 per share, of which 150,000 are vested and exercisable as of the date hereof and 75,000 vest on March 1, 2026.

Stagwell Group is the general partner and manager of Stagwell Media and is the manager of Stagwell Agency Holdings LLC, which is a subsidiary of Stagwell Media. Mark J. Penn is the controlling person of Stagwell Group. Mark J. Penn is the controlling person of Stagwell Media.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

Subpart (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

No transactions in shares of Class A Common Stock were effected by any Reporting Person during the sixty days before the date hereof, except as set forth in Amendment No. 14 and this Amendment No. 15.

Neither the filing of this Amendment No. 15 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of its or his pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a "group" for the purposes of Sections 13(d) or 13(g) of the Exchange Act.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth under Item 4 of this Amendment No. 15 is incorporated herein by reference.

## Signatures
- Penn Mark Jeffery: /s/ Mark J Penn, Mark J Penn (04/08/2025)
- Stagwell Agency Holdings LLC: /s/ Mark J Penn, Mark J Penn (04/08/2025)
- Stagwell Group LLC: /s/ Mark J Penn, Mark J Penn (04/08/2025)
- Stagwell Media LP: /s/ Mark J Penn, Mark J Penn (04/08/2025)